UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FTS International, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

30283W302
CUSIP NUMBER

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No.: 30283W302	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
NOMURA CORPORATE RESEARCH AND ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
90,162

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
539,087

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
539,087

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.: 30283W302	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

FTS International, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

777 Main Street, Suite 2900, Fort Worth, Texas 76102

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Nomura Corporate Research and Asset Management Inc. (“NCRAM”). This Statement relates to Shares (as defined herein) held for the account of certain investment funds and certain managed accounts (the “Accounts”) for which NCRAM serves as investment manager or investment adviser. In such capacities, NCRAM may be deemed to have voting and dispositive power over the Shares held in each of the Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NCRAM is Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316.

Item 2(c).	Citizenship:

NCRAM is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Shares”)

Item2(e).	CUSIP Number:

30283W302

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, NCRAM may be deemed to be the beneficial owner of an aggregate of 539,087 Shares.

CUSIP No.: 30283W302	Page 4 of 5 Pages
Item 4(b)	Percent of Class:

The number of Shares of which NCRAM may be deemed to be the beneficial owner constitutes approximately 3.9% of the total number of Shares outstanding. (Based upon information provided by the Issuer in the Schedule 14A preliminary proxy statement filed with the SEC on December 22, 2021, there were 13,822,205 Shares outstanding as of December 17, 2021.)

Item 4(c)	Number of Shares of which such person has:

Nomura Corporate Research and Asset Management Inc.:

(i) Sole power to vote or direct the vote:	90,162

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	539,087

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 30283W302	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	NOMURA CORPORATE RESEARCH AND ASSET MANAGEMENT INC. By: /s/ David Crall, CFA Name: David Crall, CFA Title: Chief Executive Officer, Chief Investment Officer